FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                  HSBC RAISES STAKE IN BANK OF COMMUNICATIONS
                                 TO 19 PER CENT

HSBC has raised its stake in the Bank of Communications (BoCom) to 19 per cent from 18.6 per cent previously.

The increase came about through HSBC purchasing 130,511,000 BoCom H-shares at HK$12.39 per share on 23 October and an additional 42,000,000 shares on 24 October at HK$13.03 per share.

HSBC is the largest international bank in mainland China by branch network. In addition to its strategic stake in BoCom, it also has a 16.8 per cent stake in Ping An Insurance, 8 per cent in Bank of Shanghai, 49 per cent in HSBC Jintrust, an asset management joint venture with Shanxi Trust and Investment Corporation Limited (Jintrust), and a 24.9 per cent stake in a joint venture insurance broker, Beijing HSBC Insurance Brokers Limited. Hang Seng Bank, a principal member of the HSBC Group, holds 12.78 per cent of Industrial Bank.

Note to editors

The HSBC Group
The HSBC Group is one of the largest banking and financial services organisations in the world. The Group has around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, serves over 125 million customers and has assets of US$2,150 billion at 30 June 2007.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 November 2007